SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                  FORM 15

          Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of
              1934 or Suspension of Duty to File Reports under
                  Sections 13 and 15(d) of the Securities
                           Exchange Act of 1934.

                       Commission File Number 1-14923

                      PROVANTAGE HEALTH SERVICES, INC.
           (Exact name of registrant as specified in its charter)

           N19 W24130 RIVERWOOD DRIVE, WAUKESHA, WISCONSIN 53188
                               (262) 312-3000
            (Address, including zip code, and telephone number,
                    including area code, of registrant's
                        principal executive offices)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                    AND
                      PREFERRED SHARE PURCHASE RIGHTS
          (Title of each class of securities covered by this Form)

                                    NONE
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)           [X]          Rule 12h-3(b)(1)(i)             [X]
Rule 12g-4(a)(1)(ii)          [ ]          Rule 12h-3(b)(1)(ii)            [ ]
Rule 12g-4(a)(2)(i)           [ ]          Rule 12h-3(b)(2)(i)             [ ]
Rule 12g-4(a)(2)(ii)          [ ]          Rule 12h-3(b)(2)(ii)            [ ]
                                           Rule 15d-6                      [ ]

             Approximate number of holders of record as of the
                      certification or notice date: 1

                              ---------------

    Pursuant to the requirements of the Securities Exchange Act of 1934,
                ProVantage Health Services, Inc. has caused
          this certification/notice to be signed on its behalf by
                  the undersigned duly authorized person.




DATE: June 19, 2000                  By: /s/ Patricia A. Nussle
                                         ---------------------------------
                                     Name:  Patricia A. Nussle
                                     Title: Vice President - Legal Affairs
                                            and Secretary